Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

July 28, 2016

VIA EDGAR TRANSMISSION

Ms. Karen L. Rossotto

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:             Hatteras Core Alternatives Fund, L.P. (File Nos. 333-199042; 811-21685);

Hatteras Core Alternatives TEI Fund, L.P. (File Nos. 333-199043; 811-21665);

Hatteras Core Alternatives Institutional Fund, L.P (File Nos. 333-199044; 811-21986); and

Hatteras Core Alternatives TEI Institutional Fund, L.P. (File Nos. 333-199045; 811-21985)

(collectively, the “Funds” or the “Registrant”)

Dear Ms. Rossotto:

Set forth below are our responses to the additional comments you provided orally on July 27, 2016 on the Funds’ Registration Statements on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (collectively, the “Registration Statements”).  Page and/or section references are to the Registration Statements as filed with the Securities and Exchange Commission (the “Commission”) on June 1, 2016.  Capitalized terms not otherwise defined herein have the meaning set forth in the Registration Statements.

1.             Comment:  With respect to the previously provided comment regarding the Funds’ fundamental industry concentration policy, please correct this fundamental policy at the Registrant’s first opportunity to apply to the net assets of each Fund rather than to limit the policy to each Fund’s investments in private investment funds.

Response:  The Registrant will present the requested change to the Funds’ fundamental policy for shareholder approval the next time the Funds call a shareholder meeting.

2.             Comment:  On page 38 of each of the prospectuses for the Hatteras Core Alternatives TEI Fund, L.P. and Hatteras Core Alternatives TEI Institutional Fund, L.P. in the section “Regulatory Change,” please correct the following statement to indicate that the views of the SEC staff correspond with the views of the SEC: “To the extent that the views of the SEC staff, which do not represent the views of the SEC itself, were to change…”.

Response:  The Registrant will make the requested change.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statements. The Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statements may not foreclose the Commission from taking any action with respect to the Registration Statements. The Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2497 or, in my absence, to Josh Deringer at (215) 988-2959.

Very truly yours,

/s/ Catherine A. DiValentino
Catherine A. DiValentino

cc:	Joshua B. Deringer, Esq.